Exhibit 99.1
Aeterna Zentaris

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418-652-8525
www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Announces "At-the-Market" Issuance Program
Quebec City, Canada, May 21, 2013 - Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the "Company"), announced today that it has entered into an "At-Market" Issuance ("ATM") Sales Agreement, dated May 21, 2013, with MLV & Co. LLC ("MLV"), under which the Company may, at its discretion, from time to time during the term of the sales agreement, sell up to a maximum of 2.5 million of its common shares through ATM issuances on the NASDAQ Stock Market up to an aggregate amount of US$4.6 million. MLV will act as sales agent for any sales made under the ATM. The common shares will be sold at market prices prevailing at the time of the sale of common shares, and, as a result, prices may vary.
In connection with the execution of the ATM Sales Agreement with MLV, the Company will file shortly a prospectus supplement to its U.S. shelf prospectus, dated June 8, 2012, forming part of its U.S. registration statement on Form F-10 with the United States Securities and Exchange Commission ("SEC") as well as a prospectus supplement to its Canadian final base shelf prospectus dated June 8, 2012.
The U.S. shelf prospectus and, when filed, the supplement thereto, will be available on the SEC's website (www.sec.gov) and the Canadian final base shelf prospectus and, when filed, the supplement thereto, will be available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, MLV will provide copies of the U.S. documents upon request by contacting MLV & Co. LLC, Attention: Randy Billhardt, 1251 Avenue of the Americas, 41st Floor, New York, NY 10020, or by calling 212-542-5882, while copies of the Canadian documents may be obtained by contacting the Company's Investor Relations department directly by calling (418) 652-8525, ext. 265.
This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares, nor shall there be any sale of the common shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.
About Aeterna Zentaris Inc.
Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company's pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information please visit www.aezsinc.com.
Contacts
Investor Relations
Ginette Beaudet Vallières
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com

Media Relations
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com